Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended March 31,
	2006	2005
Earnings:
Pre-tax earnings	$183,971	$179,137
Fixed charges	16,458	15,143

Earnings before fixed charges	$200,429	$194,280

Fixed charges:
Interest expense*	$15,990	$14,736
Amortization of bond issue costs Estimated interest factor of rental expense	468	407
Total fixed charges	$16,458	$15,143

Ratio of earnings to fixed charges	12.2	12.8

Earnings before fixed charges	$200,429	$194,280
Interest credited for deposit products	15,420	15,648

Adjusted earnings before fixed charges	$215,849	$209,928

Fixed charges	$16,458	$15,143
Interest credited for deposit products	15,420	15,648

Adjusted fixed charges	$31,878	$30,791

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.8	6.8

Rental expense	$1,417	$1,234
Estimated interest factor of rental expense (33%)	$468	$407

*	There was no interest capitalized in any period indicated.